Exhibit 99.1

News release via Canada NewsWire, Calgary 403-269-7605

            Attention Business Editors:
            ARC Energy Trust announces management additions

            CALGARY, March 29 /CNW/ - (AET.UN and ARX - TSX) ARC Energy Trust (the
"Trust" or "ARC") is pleased to announce the promotion of George Gervais to
Vice-President, Corporate Development and Van Dafoe to Vice President,
Finance, effective March 23 respectively.
            In his new role, Mr. Gervais will provide executive leadership to business development, corporate development and land. All of these activities are aimed at developing future opportunities to ensure ARC continues its strong financial performance over the longer term. Mr. Gervais has been with
ARC since 1999 and he has assumed roles of increasing responsibility, including Manager of Engineering and Manager of Business Development. He has a
B.Sc. in Geological Engineering with Distinction from the University of
Saskatchewan. Prior to joining ARC Mr. Gervais worked for a major E&P company, in addition to several years of entrepreneurial work with service companies in
SE Saskatchewan. Mr. Gervais will report to Myron Stadnyk, President and Chief
Operating Officer.
            Mr. Dafoe is being promoted from Vice President and Treasurer to Vice
President Finance. The promotion recognizes his leadership in respect to debt and equity financing and hedging. In addition, Mr. Dafoe has taken on the overall responsibility for tax planning and compliance. He has a Bachelor of
Commerce - Honours from the University of Manitoba and obtained his Certified
Management Accountant's designation in 1995. Mr. Dafoe started at ARC in 1999 after 13 years with various companies in the finance and accounting area of the oil and gas industry. Mr. Dafoe will continue to report to Steve Sinclair,
Senior Vice President Finance and Chief Financial Officer.
            ARC Energy Trust is one of Canada's largest conventional oil and gas royalty trusts with an enterprise value of approximately $6.1 billion. The
Trust expects 2010 oil and gas production to average 70,500 to 72,500 of barrels of oil equivalent per day from seven core areas in western Canada. ARC
Energy Trust units trade on the TSX under the symbol AET.UN and ARC Resources exchangeable shares trade under the symbol ARX.
            Note: Barrels of oil equivalent (boe) may be misleading, particularly if used in isolation. In accordance with NI 51-101, a boe conversion ratio for natural gas of 6 mcf:1 bbl has been used, which is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.
            ADVISORY - In the interests of providing ARC unitholders and potential investors with information regarding ARC, including management's assessment of
ARC's future plans and operations, certain information contained in this document are forward-looking statements within the meaning of the "safe harbour" provisions of the United States Private Securities Litigation Reform
Act of 1995 and the Ontario Securities Commission. Forward-looking statements in this document include, but are not limited to, ARC's internal projections, expectations or beliefs concerning future operating results, and various components thereof; the production and growth potential of its various assets, estimated total production and production growth for 2010 and beyond; the sources, deployment and allocation of expected capital in 2010; and the success of future development drilling prospects. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause ARC's actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements.
            <<
            ARC RESOURCES LTD.

            John P. Dielwart,
            Chief Executive Officer
            >>
            %SEDAR: 00015954E %CIK: 0001029509

            /For further information: about ARC Energy Trust, please visit our website www.arcenergytrust.com or contact: Investor Relations, E-mail:
ir(at)arcresources.com, Telephone: (403) 503-8600, Fax: (403) 509-6417, Toll Free
1-888-272-4900, ARC Resources Ltd., Suite 2100, 440 - 2nd Avenue S.W.,
Calgary, AB, T2P 5E9/
            (AET.UN. ARX.)

CO:  ARC Energy Trust; ARC Resources Ltd.

CNW 17:16e 29-MAR-10